SCHEDULE A
TRANSACTIONS IN THE COMMON STOCK EFFECTING DURING THE PAST 60 DAYS BY THE REPORTING PERSON

The following table sets forth all transactions in the Common Stock effected in the past 60 days by the Reporting Persons. Except as noted below, all such transactions were effected by the Reporting Person in the open market through brokers, and the price per share does not include brokerage commissions and transaction costs.
Name of Reporting Person	Date of Transaction	Shares Purchased (Sold)	Price Per Share ($)
Globalharvest Holdings Venture Ltd.	01/16/2026	324,302	12.37
Globalharvest Holdings Venture Ltd.	01/20/2026	300,000	12.50
Globalharvest Holdings Venture Ltd.	01/21/2026	237,270	12.92
Globalharvest Holdings Venture Ltd.	01/22/2026	71,750	13.80